Fried, Frank, Harris, Shriver & Jacobson LLP

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February 4, 2021

CORRESPONDENCE SUBMITTED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Nicholson Loan Lauren Nguyen

Re:	Navios Maritime Partners L.P. Registration Statement on Form F-4 Filed on January 15, 2021 File No. 333-252139

Ladies and Gentlemen:

Set forth below are the responses of Navios Maritime Partners L.P. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated January 29, 2021, with respect to the Company’s Registration Statement on Form F-4 filed with the Commission on January 15, 2021, File No. 333-252139 (the “Registration Statement”). Attached as Exhibits A and B to this letter are the modifications we would propose to make to the Registration Statement in response. If the Staff concurs that these modifications appropriately address the Staff’s comments, the Company will file with the Commission an Amendment No. 1 to the Registration Statement (“Amendment No. 1”) reflecting these modifications.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text.

Questions and Answers About the Merger and the Special Meeting

What are the material U.S. federal income tax consequences of the Merger to holders of Navios Containers Public Units? page 6

1.	Please file an opinion as to the material tax consequences of the Merger. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

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Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Securities and Exchange Commission

February 4, 2021

Response:

Attached as Exhibit A is the form of opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding certain U.S. federal income tax matters (the “Tax Opinion”) that the Company would propose to file as Exhibit 8.1 to Amendment No. 1 as well as certain related changes that the Company would propose to make to the Registration Statement.

Opinion of Financial Advisor to the Navios Containers Conflicts Committee, page 55

2.

We note your disclosure that Pareto Securities SA delivered its opinion to the Navios Containers Conflicts Committee to the effect that the Exchange Ratio was fair, from a financial point of view, to the holders of the Navios Containers Public Units. For each valuation analysis performed by Pareto to render the fairness opinion, please disclose the valuation or valuation range yielded as a result of such analysis.

Response:

Attached as Exhibit B are proposed changes to the Registration Statement that the Company would propose to make to disclose the valuation or valuation range yielded as a result of each valuation analysis performed by Pareto Securities SA.

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Securities and Exchange Commission

February 4, 2021

If you have any questions with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 859-8763 or via email at philip.richter@friedfrank.com.

Very truly yours,

/s/ Philip Richter

Philip Richter

cc:	Via Email Angeliki Frangou, Chief Executive Officer, Navios Maritime Partners L.P. Todd E Mason, Thompson Hine LLP Ryan J. Maierson, Latham & Watkins LLP Nick S. Dhesi, Latham & Watkins LLP